Exhibit 99.1

Enerplus Announces a 30% Dividend Increase Effective with the June 2022 Dividend Payment

CALGARY, AB, May 5, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that it has received Board approval to increase the amount of its dividend by 30%. The June 2022 quarterly cash dividend will be in the amount of US$0.043 per share and payable on June 15, 2022, to all shareholders of record at the close of business on May 27, 2022. The ex-dividend date for this payment is May 26, 2022.

The US$0.043 per share dividend is equivalent to approximately CDN$0.055 per share if converted using the current US/Canadian dollar exchange rate of 1.28. The CDN dollar equivalent dividend will be based upon the actual US/Canadian exchange rate applied on the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2022/05/c0602.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 05-MAY-22